Exhibit 99.1

September 29, 2023
Board Committee Changes

Indivior PLC (the "Company") (LSE/NASDAQ: INDV) announces the following changes to the structure and composition of its Board Committees effective October 1, 2023. These changes are designed to fully align and support Indivior's key strategic priorities:

    ●    The Nomination & Governance Committee has been renamed the Compliance, Ethics & Sustainability Committee and will have responsibility for the oversight of the Group's Global Integrity and Compliance Program and approach to ethical, responsible and sustainable conduct. Mark Stejbach has been appointed as a member and Chair of this Committee.

●     The nomination-related responsibilities currently undertaken by the Nomination & Governance Committee will be transferred to a new Nomination Committee which will have oversight of Board and Committee composition and succession planning. This Committee comprises Graham Hetherington as Chair and all Non-Executive Directors.

●     The Science & Policy Committee has been renamed the Science Committee. This Committee has oversight of the Group's R&D strategy and pipeline development. Policy matters, which previously fell under this Committee's remit, will now become part of the Board's remit. There are no changes to the membership of this Committee.

●     The Audit Committee has been renamed the Audit & Risk Committee to better reflect the role it plays in the oversight of internal control and risk management activities. There are no changes to the membership of this Committee.

●     As previously announced, Jo Le Couilliard has been appointed as Chair of the Remuneration Committee. In addition, Barbara Ryan has been appointed as a member of this Committee.

Graham Hetherington, Chair, said 'These changes to the structure and composition of the Committees reflect our active evaluation and optimization of Board expertise to support Indivior's strategy to create long-term value for stakeholders. They reflect our continued focus on developing innovative treatments that meet patient needs, conducting our business with the highest integrity and our commitment to sustainability'.

As previously announced, Daniel J. Phelan, Senior Independent Director and Chair of the Remuneration Committee, and Lorna Parker, Non-Executive Director, will step down from the Board on September 30, 2023. Also as previously announced, Juliet Thompson has been appointed as Senior Independent Director with effect from October 1, 2023.

For completeness, membership of all of the above Committees with effect from October 1, 2023, is set out below:

Audit & Risk Committee
Juliet Thompson (Chair)
Joanna Le Couilliard
Barbara Ryan
Mark Stejbach

Compliance, Ethics & Sustainability Committee
Mark Stejbach (Chair)
Graham Hetherington
Jerome Lande
Tom McLellan
Juliet Thompson

Nomination Committee
Graham Hetherington (Chair)
Peter Bains
Jerome Lande
Joanna Le Couilliard
Tom McLellan
Barbara Ryan
Mark Stejbach
Juliet Thompson

Remuneration Committee
Joanna Le Couilliard (Chair)
Peter Bains
Graham Hetherington
Barbara Ryan

Science Committee
Peter Bains (Chair)
Tom McLellan
Barbara Ryan
Mark Stejbach

This announcement is made pursuant to Listing Rule 9.6.11.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact

Jason Thompson
Vice President, Investor Relations
Indivior PLC
+1 804 402 7123
jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Indivior PLC
+1 804 263 3978
timothy.owens@indivior.com

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